Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and six months ended June 30, 2023, are included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission ("SEC"). We also recommend that you read our discussion and analysis of financial condition and results of operations together with the audited financial statements and notes thereto of Oculis SA (“Legacy Oculis”) for the year ended December 31, 2022 and the section entitled “Risk Factors” included in the final prospectus filed with the SEC on June 2, 2023 and in our Annual Report on Form 20-F for the year ended December 31, 2022 filed and our subsequent filings with the SEC on March 28, 2023. The following discussion and analysis contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. As discussed in the below section titled “Cautionary Note Regarding Forward Looking Statements," all forward looking statements included in this discussion and analysis are based on information available to us on the date hereof, and we assume no obligation to update any such forward looking statements. The terms “Company,” “Oculis,” “we,” “our” or “us” as used herein refer to Oculis Holding AG and its consolidated subsidiaries unless otherwise stated or indicated by context. "Legacy Oculis " refers to Oculis SA as it existed prior to the closing of the Business Combination.

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and six month ended June 30, 2023 are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are presented in Swiss Francs (CHF) unless otherwise indicated.

Company Overview

We are a clinical-stage biopharmaceutical company, based in Switzerland, with substantial expertise in therapeutics used to treat ocular diseases, engaged in the development of innovative drug candidates which embrace the potential to address many currently eye-related conditions. Our focus is on advancing therapeutic candidates intended to treat significant and growing ophthalmic diseases which result in vision loss, blindness or reduced quality of life, for which there are currently limited or no treatment options. Our clinical portfolio currently consists of OCS-01, our lead development candidate which is currently in two ongoing Phase 3 clinical trials, one involving its use as a treatment for diabetic macular edema (“DME”), and the other assessing its utility to treat inflammation and pain following ocular surgery. Our second clinical initiative involves OCS-02, which we anticipate entering into Phase 2b clinical stage in the second half of 2023, the first trial designed to evaluate its use as a potential treatment for keratoconjunctivitis sicca, or dry eye disease (“DED”), and the second clinical trial designed to evaluate its potential as a therapy for the treatment of non-infectious anterior uveitis. Our third clinical candidate is OCS-05, which is a novel neuroprotective agent with potential application in multiple indications, including glaucoma, dry age-related macular degeneration (“AMD”) and diabetic retinopathy (“DR”). We are initially evaluating OCS-05 as a potential treatment for acute optic neuropathy ("AON") for which there is no currently approved therapeutic treatment.

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. The National Eye Institute, a part of the U.S. National Institutes of Health, estimates that in the United States, blindness or significant visual impairment impacts more than four million people, including those with vision loss resulting from retinal diseases such as DME, macular degeneration, DR, and retinal vein occlusion(“RVO”); disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. The global market for therapeutics used to treat eye disease is estimated to have exceeded $22 billion in 2020, according to industry sources.

Recent Developments

Business Combination and Financing

On March 2, 2023, we consummated a business combination between Legacy Oculis and European Biotech Acquisition Corp (“EBAC”) (the “Business Combination”) pursuant to the Business Combination Agreement dated October 17, 2022 (the "BCA"). The Business Combination was accounted for as a capital reorganization.

In connection with the Business Combination, EBAC entered into subscription agreements with certain investors (the “PIPE Financing”). On March 2, 2023, immediately prior to the closing of the Business Combination, the PIPE Financing was closed, in which subscribers collectively subscribed for 7,118,891 ordinary shares at approximately CHF 9.42 ($10.00) per share for an aggregate subscription price of CHF 67.1 million ($71.2 million).

In connection with the Business Combination, Legacy Oculis and the lenders party thereto entered into convertible loan agreements pursuant to which the lenders granted Legacy Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of CHF 18.5 million ($19.7 million) (the “CLA”). On March 2, 2023, Oculis assumed the CLAs and immediately after, the lenders exercised their conversion rights in exchange for ordinary shares at CHF 9.42 ($10.00) per share, on substantially the same terms as the PIPE Financing investors.

The closing of the Business Combination, the PIPE Financing and the conversion CLA loans provided the Company with gross proceeds of approximately CHF 97.6 million ($103.7 million). The Company also incurred an estimated CHF 16.7 million ($17.5 million) of transaction costs, which represented financial advisory, legal, and other professional fees in connection with the Business Combination, PIPE Financing and CLAs, and deferred underwriting fees from EBAC's initial public offering.

Follow-on Offering

On June 5, 2023, Oculis closed the issuance and sale in a public offering of 3,500,000 ordinary shares at a public offering price of CHF 10.45 ($11.50) per share, for total gross proceeds of CHF 36.6 million ($40.3 million) (the “Public Offering”). In addition, Oculis granted the underwriters an option to purchase 525,000 additional ordinary shares, of which they partially exercised for an additional 154,234 ordinary shares on June 13, 2023. All remaining unexercised options expired by June 30,2023. In aggregate, Oculis sold a total of 3,654,234 ordinary shares in the Public Offering for aggregate gross proceeds of CHF 38.2 million ($42.0 million). Oculis incurred an estimated CHF 3.4 million ($3.7 million) of transaction costs in the form of financial advisory, legal, and other professional fees.

Positive Top Line Results from DIAMOND and OPTIMIZE Phase 3 Clinical Trials

DIAMOND Phase 3 Clinical Trial

On May 22, 2023, we announced positive top line results from Stage 1 of our Phase 3 DIAMOND clinical trial of OCS-01 eye drops in DME. DME is the leading cause of visual loss and legal blindness in patients with diabetes, affecting approximately 37 million people worldwide, with a significant number of patients left untreated due to a lack of convenient treatment options.

Our Phase 3 clinical trial met its stage 1 objective of validating the loading and maintenance dosing regimen designed to optimize OCS-01 efficacy potential with robust statistical significance. Primary efficacy endpoint of mean change in Best Corrected Visual Acuity ("BCVA") versus baseline at Week 6 showed statistically significant increase in visual acuity in the OCS-01 arm compared to vehicle arm. Statistically significant secondary endpoints showed higher percentage of patients achieving ≥15-letter improvement in BCVA and greater improvement in retinal thickness in the OCS-01 arm versus vehicle arm. From a safety standpoint, OCS-01 was well-tolerated with no unexpected adverse events observed. As a result of the positive outcome, we are advancing the planned OCS-01 development program into Stage 2 which includes two global Phase 3 clinical trials, each enrolling approximately 350-400 patients.

If approved, OCS-01 is posed to be the first topical treatment for DME, addressing a large and growing global unmet need.

OPTIMIZE Phase 3 Clinical Trial

On August 8, 2023, we announced that the OPTIMIZE Phase 3 clinical trial in inflammation and pain following cataract surgery with once daily topical OCS-01 met both hierarchical primary efficacy endpoints, the absence of inflammation at Day 15 and the absence of pain at Day 4, with robust statistical significance (p<0.0001). Before OCS-01, no other topical steroid has ever demonstrated positive results with a once daily administration schedule for this indication. OPTIMIZE results in reduction of inflammation and pain and safety observations were consistent with those observed in the Phase 2 SKYGGN trial with once daily administration.

If approved, we believe OCS-01 has the potential to become a new standard of care and the first once-daily, topical, preservative-free corticosteroid for treating inflammation and pain following ocular surgery.

Impact of the Russia and Ukraine Conflict

The conflict between Russia and Ukraine has caused major macroeconomic disruptions that have impacted the global trade and economies. As such increasing inflation around the globe has forced national banks to increase their interest rates, consequently impacting interest yields. As of June 30, 2023, this conflict has had no material impact on the Company’s business nor its ability to continue as a going concern.

Components of Results of Operations

Revenue

We have not generated any revenue from the sale of products since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales and payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant Income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”) and are recognized over the useful economic life on a straight-line basis. These expenses include:

•
employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;
•
expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with clinical research organizations (“CROs”), as well as clinical trial investigative sites and consultants that conduct our clinical trials;
•
costs related to contract manufacturing organizations (“CMOs”) that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as costs of acquiring and manufacturing nonclinical and clinical trial materials, including manufacturing registration and validation batches;
•
costs related to nonclinical studies and other scientific development services;
•
costs related to compliance with quality and regulatory requirements;

•
research and development-related payments made under third-party licensing agreements; and
•
costs related to formulation research, intellectual property expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

For the three and six months ended June 30, 2023 and 2022, no research and development costs have been capitalized by the Company.

We historically did not track our research and development costs by project category. Commencing in 2023, and post implementation of a new ERP system, we are tracking research and development costs by program. Please refer to the section entitled "A. Operating Results" below for 2023 disclosures without historical comparative data.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any current or future product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive management, finance and accounting, legal, business development, corporate and marketing communications, and other administrative functions. General and administrative expenses also include legal fees pertaining to certain intellectual properties expenses, corporate insurance expenses, professional fees for accounting, auditing, investor communication, and other operating costs.

We incurred increased accounting, audit, legal and other professional services costs associated with the Business Combination, listing on the Nasdaq Global Market ("Nasdaq") and the Public Offering. Our general and administrative expenses increased in 2023 as compared to 2022 in part due to an increase in costs associated with being a public company, including governance and compliance related expenses.

Merger and Listing Expense

As described in Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements, the Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. The difference between the fair value of the shares transferred and the fair value of the net assets represents non-cash consideration paid for a share listing service. This expense is non-recurring and non-cash in nature.

Finance Income (Expense), Net

Finance income (expense), net consists primarily of accrued interest costs associated with the preferred dividend payment of 6.00 % to the holders of Legacy Oculis preferred Series B and C shares. The preferred Series B and C shares are classified as liabilities under IAS 32 and the associated accrued dividend is recognized as interest expense. All preferred shares were converted into ordinary shares upon consummation of the Business Combination on March 2, 2023. We expect lower finance expenses going forward.

Fair Value Adjustment on Warrant Liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of the Company’s warrant instruments. The fair value is dependent on the change in the underlying market price of the warrants and the number of outstanding warrants at the reporting date. The market price of the warrants is in general directly correlated with the market price of the Company’s ordinary shares. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants.

Foreign Currency Exchange Gain (Loss), Net

Foreign currency exchange gains and losses consist of currency exchange differences that arise from transaction denominated in currencies other than Swiss Francs.

Income Tax Expense

The Company is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug. Legacy Oculis is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Vaud, and Commune of Ecublens, near Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, China and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2022, we had tax loss carry-forwards totaling CHF 88.9 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

The following table summarizes our results of operations for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change	2023	2022	Change	% Change
Grant income	250	240	10	4%	479	496	(17)	(3%)
Operating income	250	240	10	4%	479	496	(17)	(3%)
Research and development expenses	(6,198)	(6,702)	504	(8%)	(12,346)	(10,743)	(1,603)	15%
General and administrative expenses	(4,797)	(2,776)	(2,021)	73%	(8,840)	(4,143)	(4,697)	113%
Merger and listing expense	-	-	-	0%	(34,863)	-	(34,863)	0%
Operating expenses	(10,995)	(9,478)	(1,517)	16%	(56,049)	(14,886)	(41,163)	277%
Operating loss	(10,745)	(9,238)	(1,507)	16%	(55,570)	(14,390)	(41,180)	286%
Finance income	216	7	209	2986%	253	8	245	3063%
Finance expense	(17)	(1,665)	1,648	(99%)	(1,297)	(3,285)	1,988	(61%)
Fair value adjustment on warrant liabilities	(2,625)	-	(2,625)	0%	(2,203)	-	(2,203)	0%
Foreign currency exchange gain (loss), net	408	(1,406)	1,814	(129%)	161	(1,832)	1,993	(109%)
Finance result, net	(2,018)	(3,064)	1,046	(34%)	(3,086)	(5,109)	2,023	(40%)
Loss before tax for the period	(12,763)	(12,302)	(461)	4%	(58,656)	(19,499)	(39,157)	201%
Income tax expense	(114)	(42)	(72)	171%	(236)	(64)	(172)	269%
Loss for the period	(12,877)	(12,344)	(533)	4%	(58,892)	(19,563)	(39,329)	201%

Comparison of the Three Months Ended June 30, 2023 and 2022

Grant Income

Grant income for the three months ended June 30, 2023 and 2022 was CHF 0.3 million and CHF 0.2 million, respectively. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	(1,898)	(1,088)	(810)	74%
Payroll	(1,321)	(989)	(332)	34%
Share-based compensation	(577)	(99)	(478)	483%
Operating expenses	(4,300)	(5,614)	1,314	(23%)
External service providers	(4,140)	(5,504)	1,364	(25%)
Other operating expenses	(102)	(53)	(49)	92%
Depreciation of property and equipment, net	(28)	(27)	(1)	4%
Depreciation of right-of-use assets	(30)	(30)	-	0%
Total research and development expense	(6,198)	(6,702)	504	(8%)

Research and development expenses were CHF 6.2 million for the three months ended June 30, 2023, compared to CHF 6.7 million for the three months ended June 30, 2022. The decrease of CHF 0.5 million, or 8%, was primarily due to a reduction in external CRO expenses as a result of the completion of the OCS-01 DIAMOND Phase 3 stage 1 clinical trial for DME in the second quarter of 2023, partially offset by an increase in development personnel expenses. We anticipate that our research and development expenses will increase as we advance our planned clinical development programs.

The table below represents the breakdown of research and development expenses by project:

For the three months ended June 30,
In CHF thousands	2023
OCS-01	(2,122)
OCS-02	(2,864)
OCS-05	(741)
Other development projects	(471)
Total	(6,198)

During the three months ended June 30, 2023, research and development expenses were primarily driven by the OCS-01 DIAMOND Phase 3 stage 1 clinical trial for diabetic macular edema, OCS-01 OPTIMIZE Phase 3 clinical trial for ocular surgery, Company’s OCS-02 drug development, and OCS-05 ACUITY proof-of-concept ("PoC") clinical trial for acute optic neuritis ("AON").

General and Administrative Expenses

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	(1,913)	(1,372)	(541)	39%
Payroll	(1,269)	(1,079)	(190)	18%
Share-based compensation	(644)	(293)	(351)	120%
Operating expenses	(2,884)	(1,404)	(1,480)	105%
External service providers	(2,360)	(607)	(1,753)	289%
Other operating expenses	(505)	(781)	276	(35%)
Depreciation of property and equipment, net	(4)	(4)	-	0%
Depreciation of right-of-use assets	(15)	(12)	(3)	25%
Total	(4,797)	(2,776)	(2,021)	73%

General and administrative expenses were CHF 4.8 million for the three months ended June 30, 2023, compared to CHF 2.8 million for the three months ended June 30, 2022. The increase of CHF 2.0 million, or 73%, was primarily due to becoming a public company in March 2023 and related increases in general legal, accounting, public liability insurances, investor relations and personnel expenses. We anticipate that our general and administrative expenses will continue to increase as we operate as a public company and grow our business.

Finance Income (Expense), Net

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Finance income	216	7	209	2,986%
Interest expense accrued on Series B and C preferred shares	-	(1,634)	1,634	(100%)
Interest on lease liabilities	(11)	(12)	1	(8%)
Interest expense	(6)	(19)	13	(68%)
Total finance income (expense), net	199	(1,658)	1,857	(112%)

We realized finance income, net of CHF 0.2 million for the three months ended June 30, 2023 and incurred a loss of CHF 1.7 million for the three months ended June 30, 2022. The decrease of CHF 1.6 million in interest expense accrued was due to the conversion of the Preferred Series B and C shares into ordinary shares upon closing of the Business Combination on March 2, 2023. The increase in finance income of CHF 0.2 million was related to interest on short-term bank deposits.

Fair Value Adjustment on Warrant Liabilities

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Fair value adjustment on warrant liabilities	(2,625)	-	(2,625)	-

We incurred a fair value adjustment (loss) on warrant liabilities of CHF 2.6 million for the three months ended June 30, 2023 primarily due to an increase in the market price of the warrants assumed by us from EBAC on March 2, 2023 in connection with the Business Combination.

Foreign Currency Exchange Gain (Loss), Net

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Foreign currency exchange gain (loss), net	408	(1,406)	1,814	(129%)

We recognized foreign currency exchanges gain of CHF 0.4 million for the three months ended June 30, 2023, compared to a loss of CHF 1.4 million for the three months ended June 30, 2022. For the three months ended June 30, 2023, favorable currency exchange was mainly due to the devaluation of U.S. dollar against the Swiss Franc impacting our U.S. dollar denominated payable balances.

For the three months ended June 30, 2022, the unfavorable currency exchange was mainly due to revaluation of the U.S. dollar denominated Series C long-term financial debt, which was fully converted to ordinary shares in March 2023 pursuant to the Business Combination.

Comparison of Six Months Ended June 30, 2023 and 2022

Grant Income

Grant income for the six months ended June 30, 2023 and 2022 was CHF 0.5 million in each period. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	(3,021)	(2,319)	(702)	30%
Payroll	(2,397)	(2,166)	(231)	11%
Share-based compensation	(624)	(153)	(471)	308%
Operating expenses	(9,325)	(8,424)	(901)	11%
External service providers	(9,043)	(8,080)	(963)	12%
Other operating expenses	(168)	(231)	63	(27%)
Depreciation of property and equipment, net	(56)	(55)	(1)	2%
Depreciation of right-of-use assets	(58)	(58)	-	0%
Total research and development expense	(12,346)	(10,743)	(1,603)	15%

Research and development expenses were CHF 12.3 million for the six months ended June 30, 2023, compared to CHF 10.7 million for the six months ended June 30, 2022. The increase of CHF 1.6 million, or 15%, was primarily due to an increase in external CROs required in the first half of 2023 to execute the Company’s clinical development activities, as well as increase in research and development personnel costs. We anticipate that our research and development expenses will increase as we progress our planned product and clinical development programs into later stages.

For the six months ended June 30,
In CHF thousands	2023
OCS-01	(6,166)
OCS-02	(3,968)
OCS-05	(1,417)
Other development projects	(795)
Total	(12,346)

During the six months ended June 30, 2023, research and development expenses were primarily driven by the Company's OCS-01 DIAMOND Phase 3 stage 1 clinical trial for diabetic macular edema, OCS-01 OPTIMIZE Phase 3 clinical trial for ocular surgery, the OCS-02 drug development, and OCS-05 ACUITY PoC clinical trial for acute optic neuritis.

General and Administrative Expenses (excluding Merger and Listing Expense)

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	(3,106)	(2,030)	(1,076)	53%
Payroll	(2,365)	(1,718)	(647)	38%
Share-based compensation	(741)	(312)	(429)	138%
Operating expenses	(5,734)	(2,113)	(3,621)	171%
External service providers	(3,871)	(1,161)	(2,710)	233%
Other operating expenses	(1,837)	(916)	(921)	101%
Depreciation of property and equipment, net	(11)	(12)	1	(8%)
Depreciation of right-of-use assets	(15)	(24)	9	(38%)
Total	(8,840)	(4,143)	(4,697)	113%

General and administrative expenses were CHF 8.8 million for the six months ended June 30, 2023, compared to CHF 4.1 million for the six months ended June 30, 2022. The increase of CHF 4.7 million, or 113%, was primarily due to the merger and listing, non-capitalized financing transaction costs, as well as personnel-related expenses. The increase in G&A expenses year-over-year was largely attributable to the Business Combination, Nasdaq listing and operating the business as a public company. We anticipate that our general and administrative expenses will continue to increase as we operate as a public company and grow our business.

Merger and Listing Expense

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Merger and listing expense	(34,863)	-	(34,863)	-

The Company incurred a non-recurring merger and listing expense of CHF 34.9 million in connection with the Business Combination. The Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. This expense represented one-time non-cash compensation for a stock exchange listing service equal to the excess of the fair value of the shares transferred compared to the fair value of the net assets.

Finance Income (Expense), Net

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Finance income	253	8	245	3,063%
Interest expense accrued on Series B and C preferred shares	(1,266)	(3,228)	1,962	(61%)
Interest on lease liabilities	(21)	(24)	3	(13%)
Interest expense	(10)	(33)	23	(70%)
Total finance income (expense), net	(1,044)	(3,277)	2,233	(68%)

Finance income (expense), net, was a loss of CHF 1.0 million for the six months ended June 30, 2023 and a loss of CHF 3.3 million for the six months ended June 30, 2022. The decrease of CHF 2.2 million, or 68%, was primarily due to approximately two months of interest expenses being accrued leading up to the conversion of the Preferred Series B and C shares into ordinary shares on March 2, 2023 under the BCA, compared to six months of interest expenses accrued for the comparative period in 2022. The increase in finance income relates to interest on short term bank deposits.

Fair Value Adjustment on Warrant Liabilities

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Fair value adjustment on warrant liabilities	(2,203)	-	(2,203)	-

The Company incurred a fair value loss of CHF 2.2 million for the six months ended June 30, 2023 primarily due to an increase in the market price of the warrants assumed by Oculis on March 2, 2023 in connection with the Business Combination.

Foreign Currency Exchange Gain (Loss), Net

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Foreign currency exchange gain (loss), net	161	(1,832)	1,993	(109%)

We recognized foreign currency exchange gain of CHF 0.2 million for the six months ended June 30, 2023, compared to a loss of CHF 1.8 million for the six months ended June 30, 2022. For the six months ended June 30, 2023, the favorable currency exchange was primarily due to the fluctuation in the U.S. dollar and Euro exchange rates against the Swiss Franc on payable balances denominated in U.S. dollar and Euro, which was partly offset by negative currency exchange in cash and fixed term deposits and the revaluation of the U.S. dollar denominated Series C long-term financial debt, prior to the Business Combination in March 2023.

For the six months ended June 30, 2022, the unfavorable currency exchange was mainly due to the revaluation of the U.S dollar denominated Series C long-term financial debt, which was fully converted to ordinary shares pursuant to the Business Combination in March 2023.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products in the near future. We incurred a loss of CHF 58.9 million and a cash outflow from operations of CHF 28.8 million for the six months ended June 30, 2023. During the six months ended June 30, 2023, we completed the PIPE Financing and CLAs in connection with the Business Combination, which together raised total gross proceeds of CHF 85.6 million ($90.9 million). We had a total of CHF 114.0 million ($127.0 million) in cash, cash equivalents and short-term financial assets as of June 30, 2023.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to invest in the development of our product candidates through additional research and development activities and clinical trials. In May 2023, we announced a positive data readout from the DIAMOND Phase 3 stage 1 clinical trial for OCS-01 in DME. In August 2023, we announced a positive data readout from the OPTIMIZE Phase 3 clinical trial for OCS-01 in the treatment of inflammation and pain following cataract surgery. Our key expected business milestones for 2024 include four clinical data readouts from our OCS-01, OCS-02 and OCS-05 programs, and a potential New Drug Application (NDA) for OCS-01 for the treatment of inflammation and pain following cataract surgery.

The closing of the Business Combination has and will continue to cause us to incur additional costs associated with operating as a public company, including expenses related to legal, accounting, financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations. We also expect additional expenses as we attract, hire and retain additional management, scientific and administrative personnel.

Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenses for at least the next 24 months without additional capital. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Net cash outflow from operating activities	(28,849)	(11,613)	(17,236)	148%
Net cash outflow from investing activities	(72,102)	(1,521)	(70,581)	4,640%
Net cash inflow from financing activities	128,748	35	128,713	367,751%
(De)/Increase in cash and cash equivalents	27,797	(13,099)	40,896	312%

Operating Activities

For the six months ended June 30, 2023, operating activities used CHF 28.8 million of cash, primarily consisting of a loss before tax of CHF 58.7 million, an increase in net working capital of CHF 13.2 million and partially offset by non-cash adjustments of CHF 43.1 million. Changes in net working capital were driven by a CHF 9.8 million decrease in accrued expenses and other payables due mainly to the integration of EBAC-accrued expenses and other payables at the time of the merger and unpaid transactions costs related to the Business Combination and a CHF 2.9 million increase in other current assets due mainly to public liability insurance prepayments following becoming public. Our non-cash charges primarily consisted of a non-recurring CHF 34.9 million of listing service expenses in connection with the Business Combination.

For the six months ended June 30, 2022, operating activities used CHF 11.6 million of cash, primarily consisting of a loss before tax of CHF 19.5 million, a decrease in net working capital of CHF 2.1 million and partially offset by non-cash adjustments of CHF 5.8 million. Changes in net working capital were driven by a CHF 1.8 million increase in accrued expenses. Our non-cash charges primarily consisted of CHF 3.2 million in interest expense on Series B and C preferred shares and CHF 2.6 million of non-realized foreign exchange differences related to due to the fluctuation in the U.S. dollar exchange rates against the Swiss Franc impacting the Series C long-term financial debt.

Investing Activities

For the six months ended June 30, 2023, CHF 72.1 million was used for investments in current fixed term bank deposits. For the six months ended June 30, 2022, CHF 1.5 million was used for the license agreement with Accure Therapeutics SL ("Accure") for the exclusive global licensing of OCS-05 technology that was capitalized as intangible assets.

Financing Activities

For the six months ended June 30, 2023, net cash provided by financing activities was CHF 128.7 million, which primarily consisted of the closing of the Business Combination, the PIPE Financing, the conversion of the CLAs, and the Public Offering. For the six months ended June 30, 2022, net cash provided by financing activities was CHF 35 thousand.

Future Funding Requirements

Product development is expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop. Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization.

If we obtain regulatory approval for one or more of our product candidates, we expect to incur significant expenses related to developing our commercialization capabilities to support product sales, marketing and distribution activities, either alone or in collaboration with others. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of financing. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of private or public equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangement with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates. In addition, we have incurred additional costs associated with the Business Combination and will continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that are incremental to operating a private company. Our expenses will also increase as we:

•
advance our clinical-stage product candidates, including as we progress our Phase 3 clinical trials for our most advanced programs, OCS-01 for DME and ocular surgery;
•
advance our OCS-02 Phase 2b and related manufacturing development activities;
•
advance our preclinical stage product candidates into clinical development;
•
seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;
•
hire additional clinical, quality assurance and control, medical, scientific and other technical personnel to support our clinical operations;
•
expand our operational, financial and management systems and increase personnel to support our operations;
•
meet the requirements and demands of being a public company;
•
maintain, expand, protect and enforce our intellectual property portfolio;
•
make milestone, royalty or other payments due under the Novartis Agreement, and the Accure Agreement each described below, and any future in-license or collaboration agreements;
•
seek regulatory approvals for any product candidates that successfully complete clinical trials;
•
pursue in-licenses or acquisitions of other programs to further expand our pipeline; and
•
undertake any pre-commercialization activities to establish sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties.

Material Cash Requirements for Known Contractual Obligations and Commitments

We have certain payment obligations under various license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products.

License Agreement with Novartis Technology LLC ("Novartis") for OCS-02

Pursuant to a license agreement, dated December 19, 2018, as amended, by and between Legacy Oculis and Novartis (the “Novartis Agreement”), Legacy Oculis obtained an exclusive, royalty-bearing, sublicensable (subject to certain conditions), assignable (subject to certain conditions), worldwide license under certain patents, know-how and manufacturing platform technology to develop, manufacture and commercialize pharmaceutical, therapeutic or diagnostic products containing a specified single chain antibody fragment formulation as an active ingredient in the licensed field as defined in the Novartis Agreement. The license granted to us by Novartis includes sublicenses of rights granted to Novartis by certain third parties, and our license to such rights is expressly subject to the applicable terms and conditions of the agreements between Novartis and such third parties.

Legacy Oculis originally entered into the Novartis Agreement with Alcon Research, Ltd. (“Alcon”), which subsequently assigned its rights and obligations under the Novartis Agreement to Novartis in connection with its spin-off from Novartis.

We are deemed the owner of any inventions that are (a) created solely by or on behalf of us pursuant to the Novartis Agreement and (b) severable from the licensed products, and grant Novartis a first right to negotiate a worldwide, royalty-bearing license under any patents directed at such inventions for purposes outside of the licensed field. We also grant Novartis a worldwide, non-exclusive, perpetual, irrevocable, royalty-free, fully paid-up license back under any patents owned by us that (i) cover inventions arising from the Novartis Agreement, the practice of which would infringe the patents licensed to us by Novartis or (ii) otherwise incorporate Novartis’ proprietary information, in each case, for certain uses outside of the licensed field.

We paid in full the contractual non-refundable up-front fee to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash. As of June 30, 2023, we were obligated to pay Novartis an additional amount up to CHF 87.1 million ($97.0 million at the June 30, 2023 exchange rate) in aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

Under the Novartis Agreement, we are obligated to use diligent efforts to develop, manufacture or have manufactured, and commercialize the licensed products in the licensed field worldwide. The Novartis Agreement will expire upon the last-to-expire Royalty Term. We may terminate the Novartis Agreement without cause at any time upon advance written notice to Novartis. Upon written notice to Novartis, we may terminate the Novartis Agreement for cause due to the following events: (a) an insolvency event occurs; (b) Novartis materially breaches its obligations under the Novartis Agreement and fails to cure such breach within a specified period of time; or (c) upon advance written notice for material scientific, technical or medical reasons or in case of a material adverse change that renders further continuation of the Novartis Agreement by us commercially unreasonable or otherwise not viable. Upon written notice to us, Novartis may terminate the Novartis Agreement for cause due to the following events: (i) we fail to pay any undisputed amount due under the Novartis Agreement and we fail to remedy such failure within a specified period of time; (ii) an insolvency event occurs; or (iii) we materially breach our obligations under the Novartis Agreement and fail to cure such breach within a specified period of time; or (iv) following negative clinical trial results, we terminate development of the licensed product and do not pursue any further indications in the licensed field.

License Agreement with Accure for OCS-05

Pursuant to a license agreement, dated as of January 29, 2022, by and between Legacy Oculis and Accure (the “Accure Agreement”), Legacy Oculis obtained an exclusive, worldwide, sublicensable (subject to certain conditions) and transferable (subject to certain conditions) license under certain patents, know-how and inventory of Accure for any and all uses and purposes, including to perform research, development, manufacturing and commercialization activities in any manner and for any purpose. The licensed patents are co-owned by Accure with third parties who have reserved the right to use the licensed patents for education and research purposes pursuant to an inter-institutional agreement.

As of June 30, 2023, we have paid the full contractual non-refundable up-front fee of CHF 3.0 million and reimbursed costs in the amount of approximately CHF 0.5 million. As of June 30, 2023, we are obligated to pay Accure: (a) up to CHF 100.6 million ($112.1 million at the June 30, 2023 exchange rate) in the aggregate upon the achievement of certain development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject to reduction for any amount that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations and such amounts received from a sublicensee will be deducted from amounts owned to Accure. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”).

Under the Accure Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for a licensed product in major countries of the territory as defined in the Accure Agreement.

The Accure Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the applicable Payment Period with respect to such licensed product in such country. We may terminate the Accure Agreement in whole or in part at any time upon advance written notice (a) for documented reasonable scientific, regulatory, commercial reasons related to the licensed product without incurring any penalty or liability to Accure and (b) for no reason. Each party may terminate the Accure Agreement with immediate effect upon written notice to the other party (i) in the event such other party commits a material breach of its obligations under the Accure Agreement and fails to cure that breach within a specified period of time or (ii) with certain exceptions, upon such other party’s bankruptcy. Accure may terminate the Accure Agreement with immediate effect upon written notice to us if we file any action to invalidate any of the licensed patents or fail to maintain the licensed patents in major countries of the territory as defined in the Accure Agreement, or, subject to certain exceptions, if we fail to meet certain development obligations and are unable to agree upon modifications to the development plan with Accure.

Other Commitments

The majority of our near-term cash needs relates to our clinical and Chemistry, Manufacturing and Controls (“CMC”) projects. We have conducted research and development programs through collaborative programs that include, among others, arrangements with universities, CROs and clinical research sites. As of June 30, 2023, commitments for other external research projects totaled CHF 17.1 million, with CHF 16.6 million due within one year and CHF 0.5 million due between one and five years. In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

Refer to Note 14 to our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2023 and for the three and six months ended June 30, 2023 included elsewhere in this Report on Form 6-K for further details on our obligations and timing of expected future payments.

C. Critical Accounting Policies and Accounting Estimates

There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our audited financial statements and notes thereto for the year ended December 31, 2022, included in our Annual Report on Form 20-F filed with the SEC on March 28, 2023, with the exception of: “Fair value measurement”, “Warrant liabilities”, “Cash and cash equivalents and short-term financial assets”, and “Earnout consideration”, as well as the critical estimates and judgements in relation to the Business Combination. Refer to Note 4 to our Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this Report on Form 6-K for further details on the most significant accounting policies applied in the preparation of our consolidated financial statements and our critical accounting estimates and judgments.

D. Risk Factors

There have been no material changes to the risk factors as set out in our audited financial statements and notes thereto for the year ended December 31, 2022 included in our Annual Report on Form 20-F filed with the SEC on March 28, 2023 other than the following risk factors which were included in our final prospectus filed with the SEC on June 2, 2023:

If we are treated as a “passive foreign investment company” for any taxable year, U.S. investors could be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Assuming that the First Merger and the Second Merger, taken together, qualified as a “reorganization” under Section 368(a)(1)(F) of the Code, we will be treated as the successor to EBAC for U.S. federal income tax purposes, including for purposes of the PFIC rules. Since EBAC was a blank-check company with no current active business, based upon the composition of EBAC’s income and assets, we believe that EBAC was a PFIC for the taxable year ended December 31, 2022. If EBAC was a PFIC for the taxable year ended December 31, 2022, we will also be a PFIC for the same taxable year. However, our PFIC status for the taxable year ended December 31, 2022, does not take into account the impact of the Oculis Share Contribution and may not be indicative of our PFIC status for our current taxable year. We have not yet determined our PFIC status for the taxable year ending December 31, 2023 and cannot do so definitely until the close of the 2023 tax year. The determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The amount of passive income and passive assets we take into account for PFIC testing purposes depends, in part, on the size of our cash balance (taking into account the cash raised in this offering and from other sources as well as the timing and manner in which such cash is used) and the interest rates applicable thereto. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to our market capitalization from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our PFIC status for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are treated as a PFIC, U.S. investors may be subject to certain adverse U.S. federal income tax consequences, including additional reporting requirements. See “Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules” for a more detailed discussion of the PFIC rules. U.S. investors should consult their tax advisors regarding the application of the PFIC rules in their particular circumstances.

If we or any of our subsidiaries is treated as a “controlled foreign corporation,” certain U.S. investors could be subject to adverse U.S. federal income tax consequences.

Generally, under the Code, if a U.S. investor owns or is treated as owning, directly, indirectly, or constructively, 10% or more of the total value or total combined voting power of our stock, the U.S. investor may be treated as a “Ten Percent United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our corporate structure, if any. A non-U.S. corporation generally will be a CFC if Ten Percent United States shareholders own, directly, indirectly, or constructively, 50% or more of the total value or total combined voting power of the stock of such corporation. The determination of CFC status is complex and includes certain “downward attribution” rules, pursuant to which our non-U.S. subsidiaries may be treated as constructively own by our U.S. subsidiaries. Because our corporate structure includes a U.S. corporate subsidiary, the downward attribution rules may cause any non-U.S. subsidiaries, including any that we form or acquire in the future, to be treated as controlled foreign corporations. Because our corporate structure includes a U.S. corporate subsidiary, our non-U.S. corporate subsidiaries, including any non-U.S. corporate subsidiaries that may be formed or acquired in the future, will be treated as CFCs, regardless of whether we are treated as a CFC. A Ten Percent United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income”, “global intangible low-taxed income,” and investments of earnings in U.S. property, regardless of whether the CFC makes any distributions to its shareholders. Furthermore, an individual Ten Percent United States shareholder with respect to a CFC generally will not be allowed certain tax deductions and foreign tax credits that are allowed to a corporate Ten Percent United States shareholder. Failure to comply with CFC reporting obligations may also subject a Ten Percent United States shareholder to significant penalties, preventing the statute of limitations with respect to such Ten Percent United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. There can be no assurance that the Company will provide to any Ten Percent United States shareholder information that may be necessary for the Ten Percent United States shareholder to comply with its CFC reporting and tax paying obligations. U.S. investors should consult their tax advisors regarding the application of the CFC rules in their particular circumstances.

E. Emerging Growth Company Status

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. In addition, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company and reach accelerated filer status.

We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of our fiscal year following the fifth anniversary of the date of the closing of EBAC's initial public offering (i.e. December 31, 2026).

F. Internal Control over Financial Reporting

Previously Identified Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As previously reported in Form 20-F filed with the SEC on March 28, 2023, a material weakness was identified in our internal control over financial reporting in relation to a lack of sufficient internal accounting personnel to support an efficient and structured financial statement close process and allow for the appropriate monitoring of financial reporting matters.

Remediation Activities and Plans

The Company has taken, and continues to take, significant efforts to remediate this material weakness which included the following: (i) hired appropriately qualified accounting and financial reporting personnel to enhance the financial statement close process and allow for the appropriate monitoring of financial reporting matters; (ii) enhanced processes and design of our controls over the preparation and review of our financial statements; and (iii) engaged external advisors to provide additional support to enhance our technical accounting and financial reporting capabilities and assist in the documentation and implementation of internal controls over the preparation and review of our financial statements.

We believe that the professionals that we have hired to date have the appropriate level of skills, experience, and training to support our finance department in the effective design and implementation of an improved internal controls system, and in remediating the remaining material weakness once they have been fully integrated into our control environment and executed those controls.

Cautionary Note Regarding Forward Looking Statements

Some of the statements in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. As a result of a number of known and unknown risks and uncertainties, or actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•
our financial performance;
•
the ability to maintain the listing of our ordinary shares on Nasdaq;
•
timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;
•
expected benefits of our business and scientific approach and technology;
•
the potential safety and efficacy of our product candidates;
•
our ability to successfully develop, advance and commercialize our pipeline of product candidates;
•
the effectiveness and profitability of our collaborations and partnerships, our ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;
•
expectations related to future milestone and royalty payments and other economic terms under our collaborations and partnerships;

•
estimates regarding cash runway, future revenue, expenses, capital requirements, financial condition, and need for additional financing;
•
estimates of market opportunity for our product candidates;
•
the effects of increased competition as well as innovations by new and existing competitors in our industry;
•
our strategic advantages and the impact those advantages may have on future financial and operational results;
•
our expansion plans and opportunities;
•
our ability to grow our business in a cost-effective manner;
•
our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•
the impact of any health pandemic, macroeconomic factors and other global events, such as the Russia-Ukraine conflict, on our business;
•
changes in applicable laws or regulations; and
•
the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.